Exhibit 99.2

Scheme Implementation Agreement

Sundance Energy Australia Limited

Sundance Energy Inc.

Baker & McKenzie

ABN 32 266 778 912

Tower One - International Towers Sydney
Level 46, 100 Barangaroo Avenue
Barangaroo NSW 2000
Australia

www.bakermckenzie.com

Table of contents

1	Definitions and interpretation	2

2	Agreement to propose Scheme	7

3	Conditions	7

4	Scheme of arrangement	10

5	Implementation	11

6	Warranties	13

7	Termination	14

8	Costs and stamp duty	15

9	Notices	15

10	General	17

Annexure 1		20
Scheme of Arrangement		20

Annexure 2		21
Deed Poll		21

Execution version

i

Title	Scheme Implementation Agreement

Date	11 September 2019

Parties	Sundance Energy Australia Limited (ACN 112 202 883) (a company incorporated in Australia) of G 28 Greenhill Road, Wayville, South Australia, 5034 (Sundance)

Sundance Energy Inc. (a corporation formed in the State of Delaware, United States of America) of Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801 (Holdco)

Recitals

A

Sundance will effect a redomiciliation by a scheme of arrangement under Part 5.1 of the Corporations Act which would change the jurisdiction of the holding company of the Sundance Group from Australia to the United States.

B	Sundance and Holdco propose to implement the Scheme for Holdco to acquire all of the ordinary shares of Sundance on the terms and conditions of this Agreement.

C	As a result of the Scheme, Sundance will become a wholly-owned subsidiary of Holdco.

D

The Scheme, in connection with a subsequent transfer of the assets of Sundance to Holdco, is intended, for U.S. federal income tax purposes, to qualify as a “reorganization” within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended.

Operative provisions

1	Definitions and interpretation

Definitions

1.1                                                            In this Agreement, unless the context otherwise requires:

Adviser means, in relation to an entity, its legal, financial and other expert advisers (not including the Independent Expert).

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited (ACN 008 624 691) or, where the context requires, the securities market which it operates.

Business Day means a day that is not a Saturday, Sunday or a public holiday or bank holiday in Sydney.

Claim means a demand, claim, action or proceeding, however arising and whether present, unascertained, immediate, future or contingent, including any claim for specific performance.

Completion means completion of the implementation of the Scheme on the Implementation Date.

Corporations Act means the Corporations Act 2001 (Cth).

Court means a court of competent jurisdiction under the Corporations Act.

Deed Poll means the deed poll to be executed by Holdco substantially in the form of Annexure 2 under which Holdco covenants in favour of Sundance Shareholders to perform its obligations under this Agreement and the Scheme.

Dispatch Date means the day that the Scheme Booklet is dispatched to Sundance Shareholders.

Effective Date means the date on which an office copy of the Court orders made under section 411(4)(b) of the Corporations Act approving the Scheme are lodged with ASIC.

Effective means, when used in relation to the Scheme, the coming into effect, under section 411(10) of the Corporations Act, of the Court orders made under section 411(4)(b) of the Corporations Act in relation to the Scheme.

FATA means the Foreign Acquisitions and Takeovers Act 1975 (Cth).

First Court Date means the date of the hearing by the Court of the application to order the convening of the Scheme Meetings under section 411(1) of the Corporations Act.

Fractional Holdco Share is defined in clause 4.3.

Government Agency means a:

(a)                       government, whether foreign, federal, state, territorial or local;

(b)                       department, office or minister of a government (whether foreign, federal, state, territorial or local) acting in that capacity; or

(c)                        commission, delegate, instrumentality, agency, board, or other government, semi-government, judicial, administrative, monetary or fiscal authority, whether statutory or not and whether foreign, federal, state, territorial or local, and includes ASX, ASIC, the Foreign Investment Review Board and the Takeovers Panel.

GST means goods and services tax as defined in A New Tax Systems (Goods and Services Tax) Act 1999 (Cth), or any like tax.

Holdco Indemnified Party means Holdco and its Representatives.

Holdco Scheme Information means information about Holdco which is provided to Sundance by or on behalf of Holdco to enable the Scheme Booklet to be prepared in accordance with all applicable laws, applicable ASIC guidance and policies and the Listing Rules, or to the Independent Expert to enable it to prepare its report.

Holdco Share means a share of voting common stock in Holdco.

Holdco Warranties means the representations and warranties of Holdco set out in clause 6.2.

Implementation Date means the fifth Business Day after the Scheme Record Date, or such other time as agreed between Sundance and Holdco in writing.

Implementation means the implementation of the Scheme on it becoming Effective under section 411(10) of the Corporations Act.

Independent Expert means an expert independent of the parties engaged by Sundance to opine (and prepare a report for inclusion in the Scheme Booklet) on whether the Scheme is in the best interests of Sundance Shareholders.

Ineligible Foreign Shareholder means a Scheme Shareholder whose address, as shown in the Register (as at the Scheme Record Date), is in a place outside Australia and Australia’s external territories, Hong Kong, Canada, France, Germany, Lithuania, New Zealand, Switzerland, Singapore, United Kingdom or the US, unless Holdco is satisfied, acting reasonably, that the laws of that place permit the offer and issue of Holdco Shares to that Scheme Shareholder, either unconditionally or after compliance with conditions that Holdco in its sole discretion regards as acceptable and not unduly onerous or impracticable.

Listing Rules means the listing rules of ASX as amended from time to time.

Nasdaq means the Nasdaq Global Market or such other Nasdaq market on which the Holdco Shares may be listed or quoted.

Officer means, in relation to an entity, its directors, officers and employees.

Register means the register of shareholders of Sundance.

Regulatory Consents has the meaning given to that term in clause 3.1(f).

Related Body Corporate has the meaning given to that term in the Corporations Act.

Representative means, in relation to an entity:

(a)                       each of the entity’s Related Bodies Corporate; and

(b)                       each of the Officers and Advisers of the entity or any of its Related Bodies Corporate.

Sale Agent means the person appointed by Sundance to sell the Holdco Shares that are attributable to Ineligible Foreign Shareholders, Selling Shareholders and Scheme Shareholders who are entitled to Fractional Holdco Shares as part of their Scheme Consideration under the terms of the Scheme.

Sale Election means an election by a Selling Shareholder to have all (but not some) of the Holdco Shares to which the Selling Shareholder is entitled to under the Scheme sold by the Sale Agent through the Sale Facility, by lodging a “Sale Election Form” in accordance with the instructions on that form so that it is received by Sundance Share Registry before 5pm (Melbourne time) on the Scheme Record Date.

Sale Facility means the facility to be established by Sundance and managed by the Sale Agent under which:

(a)                   the Holdco Shares which otherwise would be received by Ineligible Foreign Shareholders and Selling Shareholders; and

(b)                   the aggregate Fractional Holdco Shares,

will be sold in accordance with the Scheme and the agreement to be entered into between Sundance and the Sale Agent in relation to the Sale Facility.

Sale Facility Proceeds means the net cash proceeds from the sale of Holdco Shares sold through the Sale Facility, after deducting brokerage and other costs of sale, (calculated on a volume weighted average basis so that all Ineligible Foreign Shareholders, Selling Shareholders and Scheme Shareholders who have entitlements to Fractional Holdco Shares receive the same price for each whole Holdco Share sold).

Scheme Booklet means the document including the information described in clause 5.1(a) to be approved by the Court and dispatched to Sundance Shareholders.

Scheme Consideration means the consideration to be provided to Scheme Shareholders under the terms of the Scheme for the transfer to Holdco of their Scheme Shares as described in clause 4.

Scheme Meeting means the meeting of Sundance Shareholders  ordered by the Court to be convened under section 411(1) of the Corporations Act.

Scheme Record Date means 7.00 pm on the third Business Day after the Effective Date.

Scheme Share means a Sundance Share as at the Scheme Record Date.

Scheme Shareholder means each person who holds Scheme Shares.

Scheme means the scheme of arrangement, substantially in the form set out in Annexure 2 under Part 5.1 of the Corporations Act between Sundance and Scheme Shareholders, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act.

Second Court Date means the date of the hearing by the Court of the application to approve the Scheme under section 411(4)(b) of the Corporations Act.

Selling Shareholder means means a shareholder who holds less than 50,000 Sundance Shares and who makes a valid Sale Election.

Subsidiary has the meaning given to that term in the Corporations Act.

Sundance Group means Sundance and each of its Subsidiaries.

Sundance Indemnified Party means each member of the Sundance Group and their respective Representatives.

Sundance Share means an issued fully paid ordinary share in Sundance.

Sundance Share Registry means Computershare Investor Services Pty Limited.

Sundance Shareholder Approval means a resolution by Sundance Shareholders in favour of the Scheme passed by the majorities required under section 411(4)(a)(ii) of the Corporations Act (subject to any order of the Court made under that section).

Sundance Shareholder means each person who is registered in the Register as a holder of Sundance Shares.

Sundance Warranties means the representations and warranties of Sundance set out in clause 6.1.

Sunset Date means 5.00 pm on 31 December 2019 or such other date and time agreed in writing between Sundance and Holdco.

Transaction Period means the period between the date of this Agreement and the earliest of:

(a)                       the Implementation Date;

(b)                       the date this Agreement is terminated in accordance with its terms; and

(c)                        the Sunset Date.

Treasurer means the Treasurer of the Commonwealth of Australia.

US means the United States of America.

US$ means US currency.

Interpretation

1.2                              In this Agreement:

(a)                                unless the context requires another meaning, a reference:

(i)                                    to the singular includes the plural and vice versa;

(ii)                                 to a gender includes all genders;

(iii)                              to a document (including this Agreement) is a reference to that document (including any Schedules and Annexures) as amended, consolidated, supplemented, novated or replaced;

(iv)                             to an agreement includes any undertaking, representation, deed, agreement or legally enforceable arrangement or understanding whether written or not;

(v)                                to a party means a party to this Agreement;

(vi)                             to an item, Recital, clause, Schedule or Annexure is to an item, Recital, clause, Schedule or Annexure of or to this Agreement;

(vii)                          to a notice means a notice, approval, demand, request, nomination or other communication given by one party to another under or in connection with this Agreement;

(viii)                       to a person (including a party) includes:

(A)                              an individual, company, other body corporate, association, partnership, firm, joint venture, trust or Government Agency;

(B)                              the person’s successors, permitted assigns, substitutes, executors and administrators; and

(C)                              a reference to the representative member of the GST group to which the person belongs to the extent that the representative member has assumed rights, entitlements, benefits, obligations and liabilities which would remain with the person if the person were not a member of a GST group;

(ix)                             to a law includes any legislation, judgment, rule of common law or equity or rule of any applicable stock exchange, and is a reference to that law as amended, consolidated, supplemented or replaced and includes a reference to any regulation, by-law or other subordinate legislation;

(x)                                to proceedings includes litigation, arbitration and investigation;

(xi)                             to a judgment includes an order, injunction, decree, determination or award of any court or tribunal;

(xii)                          to time is to prevailing Sydney time; and

(xiii)                       to $ means the lawful currency of Australia;

(b)                                the words “including” or “includes” means “including, but not limited to”, or “includes, without limitation” respectively;

(c)                                 where a word or phrase is defined, its other grammatical forms have a corresponding meaning;

(d)                                headings are for convenience only and do not affect interpretation of this Agreement;

(e)                                 if a payment or other act must (but for this clause) be made or done on a day that is not a Business Day, then it must be made or done on the next Business Day; and

(f)                                  if a period must be calculated from, after or before a day or the day of an act or event, it must be calculated excluding that day.

Construction

1.3                              This Agreement may not be construed adversely to a party only because that party or its legal Advisers were responsible for preparing it.

Payments

1.4                              Unless otherwise expressly provided in this Agreement, where an amount is required to be paid to a party (the Receiving Party) by another party under this Agreement, that amount must be paid:

(a)                                in immediately available and irrevocable funds by electronic transfer to a bank account or accounts notified by the Receiving Party in writing on or before the due date for payment, or in other such immediately payable funds as the parties agree; and

(b)                                without deduction, withholding or set-off.

In this clause 1.4, a Receiving Party does not include a Scheme Shareholder.

Best and reasonable endeavours

1.5                              Any provision of this Agreement which requires a party to use best endeavours, or reasonable endeavours, or to take all steps reasonably necessary or desirable, (including to procure that something is performed or occurs) does not include an obligation:

(a)                                to pay any significant sum of money or to provide any significant financial compensation, valuable consideration or any other incentive to or for the benefit of any person, except for payment of any applicable fee for the lodgement or filing of any relevant application with any Government Agency or fees to any professional advisers; or

(b)                                to commence any legal proceeding against any person,

except in accordance with the express terms of this Agreement.

2                                        Agreement to propose Scheme

2.1                              Sundance will propose and seek to implement the Scheme in accordance with this Agreement and the Corporations Act.

2.2                              Holdco will comply with its obligations under the Scheme and the Deed Poll, and provide reasonable assistance to Sundance in proposing and implementing the Scheme in accordance with this Agreement.

3                                        Conditions

Conditions to Scheme

3.1                              Subject to this clause 3, the Scheme will not become Effective and the obligations of the parties in relation to the Scheme (including the obligations of Holdco to provide the Scheme Consideration to Scheme Shareholders under the Deed Poll) will not become binding until each of the following conditions is satisfied or waived in accordance with clauses 3.3 to 3.5:

(a)                                Orders convening Scheme Meeting: The Court orders the convening of the Scheme Meeting under section 411(1) of the Corporations Act.

(b)                                Sundance Shareholder Approval: Sundance Shareholder Approval is obtained at the Scheme Meeting.

(c)                                 Court approval of Scheme: The Court makes orders under section 411(4)(b) of the Corporations Act approving the Scheme on the Second Court Date.

(d)                                Order lodged with ASIC: An office copy of the Court orders approving the Scheme is lodged with ASIC as contemplated by section 411(10) of the Corporations Act on or before the Sunset Date.

(e)                                 No prohibitive orders: Prior to 8.00 am on the Second Court Date, no Government Agency takes any action, or imposes any legal restraint or prohibition, to prevent the implementation of the Scheme (or any transaction contemplated by the Scheme), which remains in force at 8.00 am on the Second Court Date.

(f)                                  Regulatory Consents: All approvals or consents required from any Government Agency to implement the Scheme (other than the approval of the Court of the Scheme under section 411(4)(b) of the Corporations Act) are obtained (or deemed obtained) and not withdrawn by 8.00 am on the Second Court Date (Regulatory Consents), including:

(i)                                    ASIC and ASX providing all consents and approvals and doing all other acts which are necessary or reasonably desirable to implement the Scheme;  and

(ii)                                 either:

(A)                              the Treasurer gives a no objection notification under the FATA in respect of the acquisition of the Scheme Shares by Holdco and the period during which the acquisition may be made, as specified in the notification, has not elapsed; or

(B)                              the relevant periods specified in the FATA have elapsed such that the Treasurer is prohibited by section 77 of the FATA from making an order or decision in respect of the acquisition of the Scheme Shares by Holdco and the acquisition is not prohibited by section 82 of the FATA.

(g)                                 Nasdaq approval for listing: Prior to 8.00 am on the Second Court Date, the Holdco Shares shall have been authorised for listing on Nasdaq, subject to official notice of issuance following the implementation of the Scheme.

(h)                                Independent Expert’s report: The Independent Expert issues its report before the date on which the Scheme Booklet is provided to ASIC and the Independent Expert concludes that the Scheme is in the best interest of Sundance Shareholders (and does not change that conclusion prior to 8.00 am on the Second Court Date).

Reasonable endeavours

3.2                              Each of Sundance and Holdco must use its reasonable endeavours to procure that:

(a)                                each of the conditions in clause 3.1 are satisfied as expeditiously as possible and in any event on or before the Sunset Date, including providing all reasonable assistance to the other party which is necessary to satisfy such conditions; and

(b)                                there is no occurrence within the control of Sundance or Holdco (as the context requires) or their Subsidiaries that would prevent the conditions in clause 3.1 from being satisfied.

Waiver of conditions

3.3                              The conditions in clause 3.1 are for the mutual benefit of Sundance and Holdco and may only be waived jointly by them except the conditions in clauses 3.1(a), (b), (c) and (d), which cannot be waived.

3.4                              To be effective any waiver of the breach or non-fulfilment of any condition in clause 3.1 (except conditions which cannot be waived) must be in writing and a copy of the waiver must be provided to the other party prior to 8.00 am on the Second Court Date.

3.5                              A waiver of any condition in clause 3.1 precludes the party who has the benefit of the condition from suing the other party for any breach of this Agreement that resulted from any breach or non-fulfilment of the condition.

Failure of condition

3.6                              If a condition in clause 3.1:

(a)                                is not satisfied or (where capable of waiver) waived by the date specified for its satisfaction; or

(b)                                becomes incapable of being satisfied by the date specified for its satisfaction and is not waived,

then Sundance and Holdco must consult in good faith with a view to determining whether:

(c)                                 the Scheme may proceed by way of alternative means or methods;

(d)                                to extend the relevant time or date for satisfaction of the conditions;

(e)                                 to change the date of the application to be made to the Court for orders under section 411(4)(b) of the Corporations Act approving the Scheme or adjourning that application (as applicable) to another date agreed by Sundance and Holdco; or

(f)                                  to extend the Sunset Date.

3.7                              If Sundance and Holdco are unable to reach agreement under clause 3.6 within two Business Days of the date on which they both become aware that the condition is not satisfied or has become incapable of being satisfied (or, if earlier, by 8.00 am on the Second Court Date), or the parties are not required in the circumstances to consult under clause 3.6, then unless the relevant condition is waived, either Sundance or Holdco in the case of a condition which is for the benefit of both of them, may terminate this Agreement at any time prior to 8.00 am on the Second Court Date with immediate effect by written notice to the other party.

3.8                              Subject to the rights of the parties under clause 6.3 of this Agreement, following any termination under clause 3.7, no party will have any liability to the other parties in respect of this Agreement, other than in respect of a breach of this Agreement occurring prior to that termination.

Certificates

3.9                              On the Second Court Date:

(a)                                Holdco and Sundance will provide a joint certificate to the Court confirming whether or not the conditions set out in clauses 3.1(e), 3.1(f) and 3.1(g) have been satisfied or waived in accordance with the terms of this Agreement; and

(b)                                Sundance will provide a certificate to the Court confirming whether or not the conditions set out in clauses 3.1(a), 3.1(b), and 3.1(h) have been satisfied accordance with the terms of this Agreement.

4                                        Scheme of arrangement

Scheme

4.1                              Sundance will propose a scheme of arrangement under which, subject to the Scheme becoming Effective, all the Scheme Shares are transferred to Holdco.

Scheme Consideration

4.2                              In consideration of the Scheme Shareholders transferring their Scheme Shares to Holdco at Completion of the Scheme, Holdco covenants in Sundance’s favour (in its own right and separately as trustee or nominee for each Scheme Shareholder) that Holdco will, on the Implementation Date and immediately prior to the transfer of the Scheme Shares to Holdco, issue to each Scheme Shareholder (other than each Ineligible Foreign Shareholder, Selling Shareholder or a Scheme Shareholder in respect of their entitlement to a Fractional Holdco Share) one Holdco Share for every 100 Sundance Shares held by the Scheme Shareholder on the Scheme Record Date.

4.3                              Where a Scheme Shareholder would otherwise be entitled to a fraction of a Holdco Share as part of its Scheme Consideration (Fractional Holdco Share), the Scheme Shareholder’s Fractional Holdco Share will be aggregated with all other Fractional Holdco Shares and issued to the Sale Agent in accordance with clauses 4.7 to 4.8 below.

Holdco Nominee

4.4                              HoldCo may by notice to Sundance before the First Court Date nominate a wholly owned Subsidiary of Holdco (Nominee) to pay the Scheme Consideration and to be the entity to which the Scheme Shares will be transferred in accordance with this Agreement and the Scheme if the Scheme becomes Effective.

4.5                              From the date of receipt by Sundance of the notice referred to in clause 4.4 (Notification Date), HoldCo must procure that the Nominee complies with this Agreement as if the Nominee were a party to it in place of Holdco.

4.6                              Despite the above, Holdco will continue to be bound by all of the obligations of Holdco under this Agreement and will not be released from any obligations or liabilities under this Agreement following the Notification Date.  However, HoldCo will not be in breach of this Agreement for failing to discharge an obligation of HoldCo under this Agreement if the Nominee fully discharges that obligation.

Share Sale Facility  for Ineligible Foreign Shareholders, Selling Shareholders and Fractional Holdco Shares

4.7                              Where a Scheme Shareholder is an Ineligible Foreign Shareholder, a Selling Shareholder or is entitled to a Fractional Holdco Share, the number of Holdco Shares or Fractional Holdco Shares to which that Scheme Shareholder would otherwise have been entitled to under the Scheme will be issued to the Sale Agent and sold under the Sale Facility. If the number of Fractional Holdco Shares is, in aggregate, not a whole number, then the nearest whole number of aggregate Fractional Holdco Shares will be issued to the Sale Agent.

4.8                              Sundance will procure that, after the Implementation Date, the Sale Agent:

(a)                                sells on Nasdaq all of the Holdco Shares issued to the Sale Agent in accordance with clause 4.7 in such manner, at such price and on such other terms as the Sale Agent determines in good faith, and at the risk of the Ineligible Foreign Shareholders, Selling Shareholders or the Scheme Shareholders who are otherwise entitled to Fractional Holdco Shares (as applicable); and

(b)                                remits the Sale Facility Proceeds to each Ineligible Foreign Shareholder, Selling Shareholder or Scheme Shareholder who is otherwise entitled to a Factional Holdco Share (as applicable).

5                                        Implementation

Sundance’s obligations

5.1                              Sundance must take all reasonably necessary steps to propose and implement the Scheme in accordance with all necessary laws and regulations as soon as is reasonably practicable and substantially in accordance with the timetable agreed between the parties, including doing anything required on behalf of Sundance Shareholders which Sundance is authorised to do.  This includes:

(a)                                Scheme Booklet: Preparing the Scheme Booklet and dispatching the Scheme Booklet to Sundance Shareholders.  The Scheme Booklet must comply with all applicable laws, including the Corporations Act, applicable ASIC guidance and policies and the Listing Rules.

(b)                                Consultation: Providing Holdco with drafts of the Scheme Booklet, consulting with Holdco in relation to the content and presentation of the Scheme Booklet and giving Holdco and its Representatives a reasonable opportunity to provide input about the content and presentation of the Scheme Booklet, and obtaining Holdco’s consent to include the Holdco Scheme Information in the form and context in which it appears.

(c)                                 Engage the Independent Expert: Engaging the Independent Expert to prepare and provide its report for inclusion in the Scheme Booklet, and providing all reasonable assistance and information to the Independent Expert to enable it to do so.

(d)                                Section 411(17)(b) statement: Applying to ASIC for:

(i)                                    a letter of intent stating that ASIC does not intend to appear before the Court on the First Court Date; and

(ii)                                 a statement under section 411(17)(b) of the Corporations Act that ASIC has no objection to the Scheme.

(e)                                 Engage suitable counsel: Engaging suitable counsel to represent Sundance in all Court proceedings related to the Scheme.

(f)                                  Court direction: Applying to the Court for orders under section 411(1) of the Corporations Act directing Sundance to convene the Scheme Meeting.

(g)                                 Registration: Requesting ASIC to register the explanatory statement included in the Scheme Booklet in relation to the Scheme in accordance with section 412(6) of the Corporations Act.

(h)                                Scheme Meetings: Taking all reasonable steps necessary to comply with the orders of the Court, including dispatching the Scheme Booklet to Sundance Shareholders and convening and holding the Scheme Meeting.

(i)                                    Sundance new information: Providing to Sundance Shareholders any further or new information which arises after the Dispatch Date and prior to the Scheme Meetings which is necessary to ensure that the information contained in the Scheme Booklet is not false, misleading or deceptive in any material respect (whether by omission or otherwise).

(j)                                   Court approval: If Sundance Shareholder Approval is obtained at the Scheme Meeting and, if necessary, Holdco and Sundance agree on the Business Day immediately following the Scheme Meeting that it can be reasonably expected that all of the conditions in clause 3.1 will be satisfied or waived on or prior to 8.00 am on the proposed Second Court Date, applying (and, to the extent necessary, re-applying) to the Court for orders approving the Scheme.

(k)                                Lodge copy of Court order: Lodging an office copy of the Court orders approving any of the Scheme (if made) with ASIC no later than 10.00 am on the next Business Day after the orders are made.

(l)                                    Registration: If the Scheme becomes Effective, executing proper instruments of transfer of, and effecting and entering in the Register the transfer of, the Scheme Shares to Holdco under the Scheme on the Implementation Date.

(m)                            Register information: Providing Holdco and its share registry with all information necessary, or reasonably requested, in order to assist Holdco to issue the Scheme Consideration.

Holdco’s obligations

5.2                              Holdco must take all reasonably necessary steps to implement the Scheme in accordance with all necessary laws and regulations as soon as is reasonably practicable and substantially in accordance with the timetable agreed between the parties.  This includes:

(a)                                Deed Poll: Executing the Deed Poll.

(b)                                Holdco Scheme Information: Preparing and providing to Sundance, in a form appropriate for inclusion in the Scheme Booklet, the Holdco Scheme Information.

(c)                                 Independent Expert’s report: Providing all reasonable assistance and information to the Independent Expert in connection with the preparation of its report for inclusion in the Scheme Booklet.

(d)                                Accuracy of Holdco Scheme Information: Before the Dispatch Date, verifying to Sundance the accuracy of the Holdco Scheme Information contained in the Scheme Booklet, and consenting to the inclusion of that information in the form and context in which it appears in the Scheme Booklet, in each case subject to Holdco being reasonably satisfied as to those matters.

(e)                                 Holdco new information: Providing to Sundance any further or new information about Holdco which arises after the Dispatch Date and prior to the Scheme Meeting which is necessary or reasonably required by Sundance to ensure that the Holdco Scheme Information disclosed to Sundance Shareholders is not false, misleading or deceptive in any material respect (whether by omission or otherwise).

(f)                                  Scheme Consideration: If the Scheme becomes Effective, providing the Scheme Consideration in accordance with clause 4.2 on the Implementation Date.

(g)                                 Reasonable assistance: Without limiting any obligation of Holdco under any other provision of this Agreement, providing any assistance or information reasonably requested by Sundance in relation to the Scheme.

Timetable

5.3                              Each of Sundance and Holdco must use its reasonable endeavours to perform its obligations (and procure its Representatives to assist in that performance) substantially in accordance with the Timetable.

Conduct of business

5.4                              During the Transaction Period, Sundance must, and must ensure that its Subsidiaries, conduct their businesses in the ordinary and proper course of business.

5.5                              Any restriction on conduct which is imposed in clause 5.4 does not apply to the extent that:

(a)                                the conduct is required to be undertaken by Sundance or its Subsidiary (as the case may be) in connection with the Scheme or this Agreement; or

(b)                                the conduct is approved by Holdco.

6                                        Warranties

Sundance Warranties

6.1                              Sundance represents and warrants to Holdco at the date of this Agreement and on each subsequent day until and including 8:00 am on the Second Court Date (except that where any statement is expressed to be made only at a particular date it is given only at that date) that:

(a)                                it has taken all necessary corporate action to authorise entry into this Agreement and has taken or will take all necessary corporate action to authorise the performance of this Agreement and to carry out the transactions contemplated by this Agreement;

(b)                                it has full corporate power to execute, deliver and perform its obligations under this Agreement and to carry out the transactions contemplated by this Agreement; and

(c)                                 this Agreement constitutes a legal, valid and binding obligation of it enforceable in accordance with its terms by appropriate legal remedy, subject to laws generally affecting creditors’ rights and the principles of equity.

Holdco Warranties

6.2                              Holdco represents and warrants to Sundance at the date of this Agreement and on each subsequent day until and including 8:00 am on the Second Court Date (except that where any statement is expressed to be made only at a particular date it is given only at that date) that:

(a)                                it is a corporation validly existing under the laws of its place of incorporation;

(b)                                it has taken all necessary corporate action to authorise the entry into this Agreement and has taken or will take all necessary corporate action to authorise the performance of this Agreement and to carry out the transactions contemplated by this Agreement;

(c)                                 it has full corporate power to execute, deliver and perform its obligations under this Agreement and to carry out the transactions contemplated by this Agreement; and

(d)                                this Agreement constitutes a legal, valid and binding obligation of it enforceable in accordance with its terms by appropriate legal remedy, subject to laws generally affecting creditors’ rights and the principles of equity.

Release

6.3                              Each party:

(a)                                releases its rights against, and will not make any Claim against, any past or present Representative of any other party in relation to anything done or purported to be done in connection with the Scheme, any transaction contemplated by or warranty given in this Agreement, any information provided to it by another party or in relation to its execution or delivery of this Agreement to the extent that the past or present Representative has acted in good faith and has not engaged in any wilful misconduct.  Nothing in this clause 6.3(a) excludes any liability that may arise from wilful misconduct or bad faith on the part of any person; and

(b)                                holds the releases in clause 6.3(a) in respect of its past and present Representatives as trustee for those Representatives.

6.4                              Each representation and warranty in clauses 6.1 and 6.2:

(a)                                is severable;

(b)                                will survive termination of this Agreement; and

(c)                                 is given with the intent that liability under it is not confined to breaches which are discovered before the date of termination of this Agreement.

No other warranties or reliance

6.5                              Each party acknowledges that no other party (nor any person acting on that other party’s behalf) has made any warranty, representation or other inducement to it to enter into this Agreement, except for the representations and warranties expressly set out in this Agreement.

6.6                              Each party acknowledges and confirms that it does not enter into this Agreement in reliance on any warranty, representation or other inducement by or on behalf of any other party, except for any warranty or representation expressly set out in this Agreement.

7                                        Termination

Termination for breach

7.1                              Without prejudice to any other rights of termination under this Agreement, either party may terminate this Agreement by giving the other party written notice at any time before 8.00 am on the Second Court Date if:

(a)                                the other party is in material breach of any term of this Agreement, or there has been a material breach of a representation or warranty given by the other party under clauses 6.1 or 6.2 (as applicable) on or before the Second Court Date; and

(b)                                the party wishing to terminate this Agreement has given the other party a written notice setting out details of the breach and stating its intention to terminate this Agreement; and

(c)                                 the breach has not been remedied 10 Business Days (or any shorter period ending immediately before 8.00 am on the Second Court Date) from the date the notice under clause 7.1(b) is given.

Automatic termination

7.2                              This Agreement will terminate automatically without the need for action by any party in the event that Sundance Shareholder Approval is not obtained at the Scheme Meeting.

Mutual termination

7.3                              This Agreement is terminable if agreed to in writing by Holdco and Sundance.

Effect of termination

7.4                              If either Sundance or Holdco terminates this Agreement under clauses 3 or 7, this Agreement and the parties’ obligations under it cease, other than obligations under this clause and clauses 6.1, 6.2, 6.3, 8, 9 and 10 which will survive termination.

7.5                              Termination of this Agreement under clauses 3 or 7 does not affect any accrued rights of a party in respect of a breach of this Agreement prior to termination.

8                                        Costs and stamp duty

Costs

8.1                              Subject to clause 8.2, each party must bear its own costs and expenses (including professional fees and stamp duty) incurred by it in connection with the negotiation, preparation and execution of this Agreement and the implementation or attempted implementation of the Scheme.

Stamp duty

8.2                              Holdco must pay all stamp duty and any related fines or penalties in respect of this Agreement, the Deed Poll and the acquisition of the Scheme Shares in accordance with the Scheme and indemnify Sundance (on Sundance ‘s own behalf and separately as trustee or nominee for the other Sundance Indemnified Parties and Sundance Shareholders) against any liability arising from failure to comply with this clause 8.2.

9                                        Notices

Requirements

9.1                              All notices must be:

(a)                                in legible writing and in English;

(b)                                addressed to the recipient at the address or email address set out below or to any other address or email address that a party may notify to the other:

to Sundance:

Address:	G 28 Greenhill Road,
Wayville,
South Australia, 5034
Australia

Attention:	Eric P. McCrady, Chief Executive Officer
Cathy L. Anderson, Chief Financial Officer

Email:	emccrady@sundanceenergy.net
canderson@sundanceenergy.net

to Holdco:

Address:	Corporation Trust Center,
1209 Orange Street,
City of Wilmington,
County of New Castle,
Delaware 19801
United States

Attention:	Eric P. McCrady, Chief Executive Officer
Cathy L. Anderson, Chief Financial Officer

Email:	emccrady@sundanceenergy.net
canderson@sundanceenergy.net

(c)                                 signed by the party making the communication or by a person duly authorised by that party;

(d)                                sent to the recipient by hand, email, prepaid post (airmail if to or from a place outside Australia) or email; and

(e)                                 if sent by email, in a form which:

(i)                                    identifies the sender; and

(ii)                                 clearly indicates the subject matter of the notice in the subject heading of the email,

provided that the recipient has not provided written notice to the other parties confirming that it does not wish to receive notices by email.  The parties consent to the method of signature contained in clause 9.1(e) and agree that it satisfies the requirements of applicable law for signature on service of notice by email.

Receipt of notices

9.2                              Without limiting any other means by which a party may be able to prove that a notice has been received by the other party, a notice will be considered to have been received:

(a)                                if sent by hand, when left at the address of the recipient;

(b)                                if sent by pre-paid post, three Business Days (if posted within Australia to an address in Australia) or 10 Business Days (if posted from one country to another) after the date of posting; or

(c)                                 if sent by email, when the sender receives an automated message confirming delivery or four hours after the time the email is sent (as recorded on the device from which the sender sent the email) unless the sender receives an automated message that the email has not been delivered, whichever occurs first.

9.3                              If a notice is served by hand, or is received by email, on a day that is not a Business Day, or after 5.00 pm (recipient’s local time) on a Business Day, the notice will be considered to have been received by the recipient at 9.00 am (recipient’s local time) on the next Business Day.

10                                 General

Entire agreement

10.1                       To the extent permitted by law, in relation to the subject matter of this Agreement, this Agreement:

(a)                                embodies the entire understanding of the parties and constitutes the entire terms agreed on between the parties; and

(b)                                supersedes any prior agreement (whether or not in writing) between the parties.

Further assurances

10.2                       Each party must, at its own expense, whenever requested by the other party, promptly do or, to the extent reasonably practicable, arrange for others to do everything, including executing any documents, reasonably necessary to give full effect to this Agreement and the transactions contemplated by this Agreement.

No merger

10.3                       The rights and obligations of the parties do not merge on Completion of any transaction contemplated under this Agreement. They survive the execution and delivery of any assignment or other document entered into to implement any transaction contemplated under this Agreement.

Assignment

10.4                       A party cannot assign, novate or otherwise transfer or deal in any other way with any of its rights or obligations under this Agreement without the other party’s prior written consent.

Invalid or unenforceable provisions

10.5                       If a provision of this Agreement is invalid or unenforceable in a jurisdiction:

(a)                                it is to be read down or severed in that jurisdiction to the extent of the invalidity or unenforceability; and

(b)                                that fact does not affect the validity or enforceability of that provision in another jurisdiction or the remaining provisions.

Waiver and exercise of rights

10.6                       A waiver by a party of a provision of, or of a right under, this Agreement is only binding on the party granting the waiver if it is given in writing and is signed by the party or an authorised officer of the party granting the waiver.

10.7                       A waiver is effective only in the specific instance and for the specific purpose for which it is given.

10.8                       A single or partial exercise of a right by a party does not preclude another exercise of that right or the exercise of another right.

10.9                       The failure to exercise, or the delay in exercising, a right does not operate as a waiver or prevent the party so failing or exercising its right from later doing so.

Amendment

10.10                Except as expressly provided to the contrary in this Agreement, this Agreement may only be amended by a document signed by or on behalf of each party.

Counterparts

10.11                This Agreement may be signed in counterparts and all counterparts taken together constitute one document.

Rights cumulative

10.12                Except as expressly provided to the contrary in this Agreement or as permitted by law, the rights, powers and remedies provided in this Agreement are cumulative and do not exclude any other rights, powers or remedies provided by law independently of this Agreement.

Consents or approvals

10.13                A party may give its approval or consent conditionally or unconditionally, or withhold its approval or consent, in its absolute discretion unless this Agreement expressly provides otherwise.

GST

10.14                Unless expressly included, the consideration for any supply under or in connection with this Agreement does not include GST.

10.15                To the extent that any supply made by a party to another party (Recipient) under or in connection with this Agreement is a taxable supply and a tax invoice has been provided to the Recipient, the Recipient must pay, in addition to the consideration to be provided under this Agreement for that supply (unless it expressly includes GST) an amount equal to the amount of that consideration (or its GST exclusive market value) multiplied by the rate at which GST is imposed in respect of the supply.

10.16                The amount of GST payable in accordance with clause 10.16 will be paid at the same time and in the same manner as the consideration otherwise payable for the supply is provided.

Governing law and jurisdiction

10.17                This Agreement is governed by the laws of  New South Wales.

10.18                Each party irrevocably and unconditionally:

(a)                                submits to the exclusive jurisdiction of the courts of New South Wales; and

(b)                                waives, without limitation, any claim or objection based on absence of jurisdiction or inconvenient forum.

Execution

Executed as an agreement.

Signed by
Sundance Energy Australia Limited
by a director and secretary/director:

/s/ Michael D. Hannell	/s/ Damien Connor
Signature of director	Signature of secretary

Michael D. Hannell	Damien Connor
Name of director (please print)	Name of secretary (please print)

Signed by
Sundance Energy Inc.
by an authorised officer:

/s/ Eric P. McCrady
Signature of authorised officer

Name: Eric P. McCrady
Title: Director

Annexure 1

Scheme of Arrangement

Annexure 2

Deed Poll